UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.  )*

Primus Guaranty, Ltd.
(Name of Issuer)

Common Shares, $0.08 par value per share
(Title of Class of Securities)

G72457107
(CUSIP Number)

Thomas G. Rock
601 Carlson Parkway, Suite 200
Minnetonka, MN 55305
(952) 476-7200
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 30, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this statement because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No.: G72457107		Page 2 of 43 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). GLOBAL CAPITAL MANAGEMENT, INC.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 11,266,000
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 11,266,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,266,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 29.68%
14.	Type of Reporting Person: CO, HC

SCHEDULE 13D
CUSIP No.: G72457107		Page 3 of 43 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). EBF & ASSOCIATES, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 11,266,000
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 11,266,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,266,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 29.68%
14.	Type of Reporting Person: IA, PN

SCHEDULE 13D
CUSIP No.: G72457107		Page 4 of 43 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). LYDIARD PARTNERS III, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 7,587,929
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 7,587,929
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,587,929
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 19.99%
14.	Type of Reporting Person: CO

SCHEDULE 13D
CUSIP No.: G72457107		Page 5 of 43 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). MICHAEL J. FREY
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 11,266,000
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 11,266,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,266,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 29.68%
14.	Type of Reporting Person: IN, HC

SCHEDULE 13D
CUSIP No. G72457107		Page 6 of 43 Pages

Item 1.                    Security and Issuer

This Schedule 13D is being filed by the undersigned with respect to the common shares, $0.08 par value per share (the “Shares”), of Primus Guaranty, Ltd. (the “Issuer”), whose principal executive offices are located at Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda.

Item 2.                    Identity and Background

(a-c, f)  This Schedule 13D is being filed by Global Capital Management, Inc. ("GCM"), a co-general partner of Merced Partners Limited Partnership ("First MP") and the general partner of EBF & Associates, L.P. ("EBF"); EBF, the investment adviser to and a co-general partner of First MP and the investment adviser to Merced Partners III (Cayman), L.P. (“Second MP” and together with First MP and any permitted transferees, the “Investors”); Lydiard Partners III, LLC (“Lydiard”), the sole owner of Lydiard Partners III (Cayman) LLC, which is the general partner of Second MP; and Michael J. Frey (“Mr. Frey”), the majority owner of EBF and the majority owner, Chairman, and Chief Executive Officer of GCM (each of whom may be referred to herein as a “Reporting Person,” and, collectively, as the “Reporting Persons”).  The positions reported herein, which are beneficially owned by the Reporting Persons, are held for the account of First MP and Second MP.  The Reporting Persons disclaim beneficial ownership of the Shares except to the extent of their pecuniary interest therein.

GCM is a Delaware corporation.  EBF is a registered investment adviser organized under the laws of Delaware.  Lydiard is a Delaware limited liability company.  Mr. Frey is a citizen of the United States of America.  The principal business address for each Reporting Person is 601 Carlson Parkway, Suite 200, Minnetonka, MN 55305.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.                    Source and Amount of Funds or Other Consideration

The funds used for the purchase of the Shares by the Reporting Persons were derived from general working capital.  A total of approximately $51,598,280 was paid to acquire the Shares reported herein.

Item 4.                    Purpose of Transaction

On December 30, 2010, the Investors and EBF entered into a Shareholders Agreement (the “Shareholders Agreement”) with the Issuer in connection with the sale by XL Insurance (Bermuda) Ltd, a Bermuda exempted company (the “Seller”), and the purchase by Investors (the “Share Purchase”), of 11,266,000 common shares of the Issuer (the “Acquired Shares”).

The Shareholders Agreement provides that, among other things, upon the completion of the Share Purchase, the Investors will be entitled to designate two members (“Investor Designees”) to the

SCHEDULE 13D
CUSIP No. G72457107		Page 7 of 43 Pages

Board of Directors of the Issuer (the “Board”), with the number of Investor Designees to be reduced if the Investors’ interest falls below specified thresholds.  For as long as any members of the Board of the Issuer are also directors of the Board of Primus Financial Products, LLC, a subsidiary of the Issuer, one of the Investor Designees shall also be appointed to the Board of Primus Financial Products, LLC.  The Investors have agreed to certain restrictions on transfer, including an agreement not to transfer any of the Acquired Shares for six months following the completion of the Share Purchase, with certain exceptions.  For up to four years following the completion of the Share Purchase, the Investors have also agreed not to take certain specified actions with respect to the Issuer or its securities without the Issuer’s prior written consent, including, among other matters, acquiring additional Issuer securities, granting any proxy to vote any Acquired Shares to any person or group, other than to the Issuer or a person specified by the Issuer in a proxy card provided to all shareholders of the Issuer, or proposing or participating in certain extraordinary transactions with respect to the Issuer.  The Shareholders Agreement also provides the Investors with certain registration rights with respect to the Acquired Shares following the six-month anniversary of the completion of the Share Purchase, including, subject to certain restrictions and limitations, customary piggyback, shelf and demand registration rights.  The Issuer has also granted certain preemptive rights to the Investors, as specified in the Shareholders Agreement.

The foregoing description of certain provisions from the Shareholders Agreement does not purport to be complete and is qualified in its entirety by reference to the Shareholders Agreement, which is filed as Exhibit C hereto and incorporated by reference herein.

The Reporting Persons intend to review this investment on a continuing basis.  Depending on various factors, including but not limited to the Issuer’s business, financial position, strategic direction and prospects, price levels of the Shares, conditions of the securities markets, and general economic and industry conditions, but subject to the Shareholders Agreement, each Reporting Person may in the future take such actions with respect to its investment in the Issuer as it deems appropriate, including but not limited to changing its current intentions, with respect to any or all matters required to be disclosed in this Schedule 13D.  Without limiting the foregoing and subject to the Shareholders Agreement, each Reporting Person may, from time to time, acquire or cause affiliates to acquire additional Shares, dispose of some or all of its Shares or continue to hold Shares (or any combination or derivative thereof).  In addition, without limitation, but subject to the Shareholders Agreement, each Reporting Person may directly or indirectly engage in discussions with members of management, members of the Board of Directors, and stockholders of the Issuer and other parties, concerning extraordinary corporate transactions (including but not limited to a merger, reorganization or liquidation) relating to the Issuer and one or more of its subsidiaries as well as concerning its business, operations, assets, strategy, future plans, prospects, corporate structure, board composition, management, capitalization, dividend policy, charter, bylaws, corporate documents, agreements, de-listing or de-registration of the Issuer.

Except as set forth herein, or as would occur upon completion of any of the matters discussed herein, each Reporting Person currently has no present plans or proposals that would relate to or result in any of the matters set forth in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D; provided that each Reporting Person may, subject to the Shareholders Agreement, at any time, review or reconsider its position with respect to the Issuer and reserves the right to develop such plans or proposals.

SCHEDULE 13D
CUSIP No. G72457107		Page 8 of 43 Pages

Item 5.                    Interest in Securities of the Issuer

(a, b) The aggregate number of Shares and the percentage of total outstanding Shares beneficially owned by the Reporting Persons as of the date hereof are set forth below:

Reporting Person	Number of Shares Beneficially Owned*	Percentage of Outstanding Shares	Number of Outstanding Shares**
GCM	11,266,000	29.68%	37,958,622
EBF	11,266,000	29.68%	37,958,622
Lydiard	7,587,929	19.99%	37,958,622
Mr. Frey	11,266,000	29.68%	37,958,622

* The beneficial ownership for which figures are provided in this column is the shared, not sole, power to vote or to direct the vote of the Shares, and the shared, not sole, power to dispose or to direct the disposition of the Shares.

** Each figure is based on 37,958,622 Shares outstanding (as of December 20, 2010, according to the Shareholders Agreement, which is included as Exhibit 10.01 in the Issuer’s most recent Form 8-K, filed on December 30, 2010, and is attached hereto as Exhibit C).

(c) The transaction dates, number of Shares acquired and disposed of, and price per share for all transactions in the Shares by the Reporting Persons are set forth in Exhibit B.  These transactions were all effected in a private placement pursuant to a Share Purchase Agreement, described in Item 6 of this Schedule 13D and in the Shareholders Agreement attached hereto as Exhibit C.

(d) This Item 5(d) is not applicable.

(e) This Item 5(e) is not applicable.

Item 6.                   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Item 4 and the Shareholders Agreement filed as Exhibit C are incorporated by reference herein.  Further, on December 30, 2010, Seller, First MP and Second MP entered into a Share Purchase Agreement pursuant to which First MP and Second MP acquired from Seller, subject to the terms and conditions thereof, 11,266,000 Shares for an aggregate purchase price of $51,598,280.  First MP acquired 3,678,071 Shares and Second MP acquired 7,587,929 Shares pursuant to the Share Purchase Agreement.

Item 7.                   Material to be Filed as Exhibits.

Exhibit A:                      Joint Filing Agreement

Exhibit B:                      Schedule of Transactions

Exhibit C:                      Primus Guaranty, Ltd. Shareholders Agreement

SCHEDULE 13D
CUSIP No. G72457107		Page 9 of 43 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GLOBAL CAPITAL MANAGEMENT, INC.

By:  /s/ Michael J. Frey
Name:  Michael J. Frey
Title:   Chairman and Chief Executive Officer

EBF & ASSOCIATES, L.P.

                    By:  GLOBAL CAPITAL MANAGEMENT, INC., General Partner

                                                                                                By:  /s/ Michael J. Frey
                        Name:  Michael J. Frey
                                                                                                Title:   Chairman and Chief Executive Officer

                    LYDIARD PARTNERS III, LLC

                                                                                                By:  /s/ Michael J. Frey
                                                                                                Name:  Michael J. Frey
                                                                                                Title:   Chairman and Chief Executive Officer

/s/ Michael J. Frey
Michael J. Frey

January 5, 2011

Attention: Intentional misstatements or omissions of fact constitute federal violations (see 18 U.S.C. 1001).

SCHEDULE 13D
CUSIP No. G72457107		Page 10 of 43 Pages

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13D with respect to the common shares, $0.08 par value per share of Primus Guaranty, Ltd., dated as of January 5, 2011 is, and any amendments thereto (including amendments on Schedule 13G) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.

GLOBAL CAPITAL MANAGEMENT, INC.

By:  /s/ Michael J. Frey
Name:  Michael J. Frey
Title:   Chairman and Chief Executive Officer

EBF & ASSOCIATES, L.P.

                    By:  GLOBAL CAPITAL MANAGEMENT, INC., General Partner

                                                                                                By:  /s/ Michael J. Frey
                        Name:  Michael J. Frey
                                                                                                Title:   Chairman and Chief Executive Officer

                    LYDIARD PARTNERS III, LLC

                                                                                                By:  /s/ Michael J. Frey
                                                                                                Name:  Michael J. Frey
                                                                                               Title:    Chairman and Chief Executive Officer

/s/ Michael J. Frey
Michael J. Frey

January 5, 2011

SCHEDULE 13D
CUSIP No. G72457107		Page 11 of 43 Pages

EXHIBIT B

SCHEDULE OF TRANSACTIONS

First MP

Date	Shares Acquired or Disposed of	Price Per Share
12/30/2010	3,678,071	$4.58

Second MP

Date	Shares Acquired or Disposed of	Price Per Share
12/30/2010	7,587,929	$4.58

SCHEDULE 13D
CUSIP No. G72457107		Page 12 of 43 Pages

EXHIBIT C

PRIMUS GUARANTY, LTD. SHAREHOLDERS AGREEMENT

Dated as of December 30, 2010

SCHEDULE 13D
CUSIP No. G72457107		Page 13 of 43 Pages

-i-

SCHEDULE 13D
CUSIP No. G72457107		Page 14 of 43 Pages

Annex A           Form of Joinder
Annex B            Investor Ownership

-ii-

SCHEDULE 13D
CUSIP No. G72457107		Page 15 of 43 Pages

SHAREHOLDERS AGREEMENT, dated as of December 30, 2010 (as it may be amended from time to time, this “Agreement”), by and among (i) PRIMUS GUARANTY, LTD., a Bermuda company (the “Company”), (ii) MERCED PARTNERS LIMITED PARTNERSHIP, a Delaware limited partnership (“First MP”), (iii) MERCED PARTNERS III (CAYMAN), L.P., a Cayman exempted limited partnership (“Second MP” and together with First MP and any Permitted Transferees, the “Investors”) and (iv) EBF & ASSOCIATES, L.P., a Delaware limited partnership (“EBF”).

W I T N E S S E T H:

WHEREAS, on December 20, 2010, the total equity capitalization of the Company consisted of 37,958,622 common shares, par value $0.08 each (the “Common Shares”), issued and outstanding;

WHEREAS, on the date hereof, XL Insurance (Bermuda) Ltd, a Bermuda exempted company (“Seller”) and First MP and Second MP have entered into a Share Purchase Agreement (as it may be amended from time to time, the “Purchase Agreement”) pursuant to which First MP and Second MP are acquiring from Seller, subject to the terms and conditions thereof, 11,266,000 Common Shares (the “Acquired Shares”), for an aggregate purchase price of $51,598,280; and

WHEREAS, each of the parties hereto wishes to set forth in this Agreement certain terms and conditions regarding the Investors’ ownership of the Acquired Shares.

NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements contained in this Agreement, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the parties agree as follows:

ARTICLE I
GOVERNANCE

Section 1.1                      Composition of the Board of Directors.   Effective on the Closing, (i) the Company will cause the two Investor Designees to  become members of the Board and (ii) the Company will cause the number of directors on the Company’s board of directors (the “Board”) to be increased by two.  The initial Investor Directors shall be (i) Vince Vertin, as a Class II Director, and (ii) Mike Sullivan, as a Class III Director.  Effective on the Closing, the Company will cause Vince Vertin to be appointed as a member of the Finance, Investment and Risk Committee of the Board (the “Finance Committee”).

Section 1.2                      Subsequent Composition of the Board of Directors Following the Closing Date.  (a)  Following the Closing Date, subject to compliance with Section 1.2(c), at each annual or special general meeting of shareholders of the Company at which directors are to be elected to the Company’s Board, the Company will nominate and use its reasonable best efforts to cause the election to the Company’s Board of a slate of directors that includes, (i) if the Investor Percentage Interest equals or exceeds 50.0% (the “First Threshold”), two Investor Designees, reduced by the number of Investor Directors then in office, if any, who will continue as directors

SCHEDULE 13D
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of the Company following such election because their director class, if then applicable, is not then due for election or (ii) if the Investor Percentage Interest is less than the First Threshold but equals or exceeds 25.0% (the “Second Threshold”), one Investor Designee, reduced by the number of Investor Directors then in office, if any, who will continue as directors of the Company following such election because their director class, if then applicable, is not then due for election.  If the Investor Percentage Interest is less than the Second Threshold, the Company will be under no obligation to nominate or otherwise act to cause the appointment of any Investor Designee.

(b)           Until such time as the Investor Percentage Interest is less than the Second Threshold, each Investor agrees to cause each Acquired Share Beneficially Owned by it to be present in person or represented by proxy at all meetings of shareholders of the Company at which directors are to be elected to the Board, so that each such Acquired Share shall be counted as present for determining the presence of a quorum at such meetings and to support and cause each such Acquired Share to be voted in favor of the Investor Designee and those persons (and only those persons) nominated by the Board or the relevant committee thereof. Notwithstanding the foregoing, the Investors shall have no obligation to vote in favor of those persons nominated by the Board or the relevant committee thereof in the event that (i) the election of such person to the Board would cause the Company to be not in compliance with Applicable Law, or (ii) such person has been involved in any of the events enumerated in Item 2(d) or (e) of Schedule 13D or Item 401(f) of Regulation S-K.

(c)           The Investors shall notify the Company of the identity of the proposed Investor Designees, in writing, together with all information about the proposed Investor Designees as shall be reasonably requested by the Board or the relevant committee thereof no later than ten (10) days after the Board or the relevant committee thereof gives the Investors notice requesting such information for inclusion in a proxy statement for a meeting of shareholders; provided, however, that in the event the Investors fail to provide such notice following the delivery of such notice by the Board or a committee thereof, the persons then serving as the Investor Directors shall be deemed to be the Investor Designees for such meeting.

(d)           In the event of the death, disability, resignation or removal of an Investor Director (other than pursuant to Section 1.5), the Board will promptly appoint to the Board a replacement Investor Director designated in writing by the Investors to fill the resulting vacancy, and such individual shall then be deemed an Investor Director for all purposes hereunder; provided that if an Investor Director is removed for cause, the replacement Investor Director will not be the same person who was removed.

(e)           In the event an Investor Designee fails to be elected to the Board following any annual or special general meeting of the shareholders at which the Investor Designee stood for election but was nevertheless not elected, the Company will promptly, and in any event not later than three (3) days following such meeting of the shareholders, appoint a replacement Investor Director designated in writing by the Investors to the Board either by expanding the size of the Board or causing a non-Investor Director to resign, and such individual shall then be deemed an Investor Director for all purposes hereunder.  Without the prior written consent of the Investors, the Board shall take no action until such time as the replacement Investor Designee is so appointed.

SCHEDULE 13D
CUSIP No. G72457107		Page 17 of 43 Pages

(f)           The Investors agree that the Investor Directors shall waive all rights to compensation for their service on the Board other than (i) the indemnification rights generally provided to directors of the Company and (ii) reasonable expenses incurred by such directors in connection with their attendance at meetings of the Board and its committees, which expenses shall be reimbursed only in such amounts as are consistent with the Company’s policies with respect to director expense reimbursement.

(g)           The Board shall cause the Investor Director as specified by the Investors from time to time to be appointed to and to remain as a member of the Finance Committee. For as long as any members of the Board are also directors of the Board of Primus Financial Products, LLC (“PFP”), the Company shall cause one Investor Director, as specified by the Investors from time to time, to be appointed to and remain as a member of the Board of PFP.

Section 1.3                      Objection to an Investor Designee.  Notwithstanding the provisions of this Article I, the Investors will not be entitled to designate an Investor Designee to the Board (or any committee thereof), in the event that (i) the election of such Investor Designee to the Board would cause the Company to be not in compliance with Applicable Law, (ii) such Investor Designee has been involved in any of the events enumerated in Item 2(d) or (e) of Schedule 13D or Item 401(f) of Regulation S-K, or (iii) such Investor Designee is not reasonably acceptable to the Board or the relevant committee thereof.  In any such case described in clauses (i), (ii) or (iii) of the immediately preceding sentence, the Investors will withdraw the designation of such proposed Investor Designee and designate a replacement therefor (which replacement Investor Designee will also be subject to the requirements of this Section 1.3).  The Company will notify the Investors of any objection (together with the basis thereof in reasonable detail) to an Investor Designee sufficiently in advance of the date on which proxy materials are mailed by the Company in connection with such election of directors to enable the Investors to submit a replacement Investor Designee or Investor Designees, as the case may be, in accordance with the terms of this Agreement.  The Company agrees that this Section 1.3 shall not be a basis for objecting to the Investor Designees specified in Section 1.1 with respect to their initial service as directors but may apply with any re-election or reappointment of such persons.

Section 1.4                      Adjustments for Reduced Board Membership.  If, at any time, the number of seats on the Board is reduced to six or fewer, then (a) the number of Investor Designees to be nominated by the Company pursuant to clause (i) of Section 1.2(a) will be reduced to one and (b) if at such time there are two Investor Directors on the Board, the Investors cause one Investor Director to promptly resign from the Board such that promptly following such resignation there is one Investor Director on the Board.

Section 1.5                      Termination of Investor Rights.  If as of the close of any Business Day following the Closing Date, the Investor Percentage Interest has fallen below the First Threshold, the Investors shall promptly notify the Company and, unless otherwise consented to by a majority of the non-Investor Directors on the Board, the Investors shall cause one Investor Director to promptly resign from the Board such that promptly following such resignation there is one Investor Director on the Board.  If as of the close of any Business Day following the Closing Date, the Investor Percentage Interest falls below the Second Threshold, the Investors shall promptly notify the Company and, unless otherwise consented to by a majority of the non-Investor Directors on the Board, the Investors shall cause the remaining Investor Director to

SCHEDULE 13D
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promptly resign from the Board such that immediately following such resignation no Investor Directors remain on the Board.  Immediately upon the Investor Percentage Interest falling below the Second Threshold and without relieving the Company of any prior breach hereof, the Company shall have no further obligation pursuant to this Article I to nominate or appoint Investor Designees.

ARTICLE II
TRANSFERS; STANDSTILL PROVISIONS

Section 2.1                      Transfer Restrictions.  (a)  No Investor shall Transfer any of the Acquired Shares prior to the six-month anniversary of the Closing Date, other than to a Permitted Transferee.  In the event that prior to the six-month anniversary of the Closing Date, any Permitted Transferee ceases to be a Controlled Affiliate of the transferring Investor, then any prior Transfer to such Person pursuant to such exception shall become null and void and ownership and title to any such securities so Transferred shall revert to such transferring Investor.  An Investor shall notify the Company prior to any transfer to a Permitted Transferee during such six-month period.

(b)           From and after the six-month anniversary of the Closing Date, the Investors shall not Transfer any Acquired Shares except in compliance with the restrictions on Transfer generally applicable to holders of the Common Shares; provided, however, that Transfer of Acquired Shares following the six-month anniversary of the Closing Date shall not, in and of itself, be deemed to result in an adverse regulatory or legal consequence to the Company under Clause 13.1 of the Company’s bye-laws (the “Bye-laws”).

(c)           The foregoing restrictions on Transfer may be waived with respect to any specific Transfer by the prior approval of a majority of the members of the Board who are not Investor Directors.

(d)           Any Transfer or attempted Transfer of Acquired Shares in violation of this Section 2.1 shall, to the fullest extent permitted by law, be null and void ab initio, and the Company shall not, and shall instruct its transfer agent and other third parties not to, record or recognize any such purported transaction on the share register of the Company.

(e)           Any certificates for Acquired Shares shall bear a legend or legends (and appropriate comparable notations or other arrangements will be made with respect to any uncertificated shares) referencing restrictions on transfer of such Acquired Shares under the Securities Act, which legend shall state in substance:

THE SECURITIES EVIDENCED BY THIS CERTIFICATE HAVE BEEN ISSUED AND SOLD WITHOUT REGISTRATION UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES (A “STATE ACT”) IN RELIANCE UPON CERTAIN EXEMPTIONS FROM REGISTRATION UNDER SAID ACTS.  THE SECURITIES EVIDENCED BY THIS CERTIFICATE CANNOT BE SOLD, ASSIGNED OR OTHERWISE TRANSFERRED WITHIN THE UNITED STATES UNLESS SUCH SALE, ASSIGNMENT OR OTHER TRANSFER IS (I)

SCHEDULE 13D
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MADE PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IN ACCORDANCE WITH EACH APPLICABLE STATE ACT OR (II) EXEMPT FROM, OR NOT SUBJECT TO, THE SECURITIES ACT AND EACH APPLICABLE STATE ACT.

Notwithstanding the foregoing, the holder of any certificate(s) for Acquired Shares shall be entitled to receive from the Company new certificates for a like number of Acquired Shares not bearing such legend (or the elimination or termination of such notations or arrangements) upon the request of such holder (i) at such time as such restrictions are no longer applicable, and (ii) if required by the Company’s transfer agent, with respect to the restriction on transfer of such shares other than pursuant to a Registration Statement under the Securities Act, upon delivery of an opinion of counsel to such holder, which opinion is reasonably satisfactory in form and substance to such transfer agent, that the securities law restriction referenced in such legend is no longer required in order to ensure compliance with the Securities Act.

(f)           The Company will cause the Acquired Shares to be registered in the name of the Investors as record owners promptly following the Closing.

Section 2.2                      Standstill Provisions.  During the Standstill Period, the Investors and EBF shall not, and shall not permit any Investment Fund, directly or indirectly, to, without the Company’s prior written consent:

(a)           acquire or agree to acquire any additional Common Shares, or any other securities or assets of the Company;

(b)           form a Group or deposit the Acquired Shares in a voting trust;

(c)           grant any proxy to vote any Acquired Shares to any Person or Group, other than the Company or a Person specified by the Company in a proxy card provided to all shareholders of the Company on or on behalf of the Company;

(d)           propose (A) any merger, consolidation or other business combination with the Company, (B) any purchase of all or substantially all of the assets of the Company or any of its subsidiaries, (C) any recapitalization, restructuring, liquidation, or dissolution of the Company or (D) any other extraordinary transaction with respect to the Company or any of its subsidiaries (each of the foregoing, an “Extraordinary Transaction”);

(e)           make a tender or exchange offer for any securities of the Company or any of its subsidiaries;

(f)           participate in any “solicitation” of “proxies” (as such terms are used in the proxy rules of the Commission) to vote, or knowingly seek to advise or influence any Person with respect to the voting of, any voting securities of the Company;

(g)           call, or seek to call, a meeting of the shareholders of the Company or initiate any shareholder proposal for action by shareholders of the Company, seek Board representation other than as provided for in this Agreement or seek the removal of any member of the Board;

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(h)           otherwise act, alone or in concert with others, to seek to Control or influence the management or the policies of the Company;

(i)           publicly disclose any intention, plan or arrangement prohibited by this Section 2.2, other than Nonpublic Communication;

(j)           knowingly advise, assist or encourage any Persons engaged in any of the activities prohibited by this Section 2.2;

(k)           request the Company to waive any provision of this Section 2.2, or

(l)           take any other action that such Person reasonably believes will require the Company to make a public announcement regarding the possibility of a business combination, merger or other type or transaction described in this Section 2.2.

(m)           “Standstill Period” shall mean the period from the Closing Date until the earliest of the following:  (i) the fourth anniversary of the Closing Date, (ii) the first date on which the Investors no longer have the right to nominate at least one Investor Designee for election or appointment to the Board pursuant to Article I hereof, (iii) the first date on which the Company or any of its subsidiaries commences or becomes subject to any proceeding of bankruptcy, dissolution or liquidation and (iv) five (5) business days after the Company receives written notice from Investor of a material breach by the Company of its obligations with respect to Section 1.1 or Section 1.2 of this Agreement, which breach is not cured by the Company in such five-day period.

(n)           The restrictions contained in this Section 2.2 shall not apply to nonpublic communications, including any nonpublic acquisition offer, provided that such communication is (i) not reasonably likely to require the Company to make a public announcement with respect to the subject matter of the communications or regarding the possibility of a business combination, merger or other type or transaction described in this Section 2.2, and (ii) communicated solely (A) among  any of the Investors, the Investor Designees and the Investor Directors or (B) among any of the Investors, the Investor Designees, the Investor Directors and the Company (all such communication, “Nonpublic Communication”); provided, further, that nothing in this Section 2.2 shall prohibit the Investors from communicating solely in the ordinary course of business with their directors, officers, employees, representatives, agents, owners, limited partners or other applicable stakeholders who have been informed of, and agreed to be bound by, the terms of Section 7.3.

(o)           Nothing in this Section 2.2 shall be interpreted as preventing the Investors from making regulatory filings required by Applicable Law, including, for the avoidance of doubt, filings with the Commission on Schedule 13D and amendments thereto, and on Forms 3, 4, and 5 for the purposes of disclosing acquisitions and dispositions of securities of the Company (“Mandatory Public Filings”); provided, however, that no Mandatory Public Filing may disclose any intention to undertake any activity prohibited by this Section 2.2. Further, nothing in this Section 2.2 shall in any way limit the activities of any Investor Director taken in his or her capacity as a director of the Company.

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ARTICLE III
REPRESENTATIONS AND WARRANTIES

Section 3.1                      Representations and Warranties of the Investors.  Each of First MP and Second MP, solely on behalf of itself and not on behalf of any other Investor, hereby represents and warrants to the Company as follows:

(a)           Immediately following the Closing, such Investor and one or more of its Affiliates will be the Beneficial Owner of the number of Common Shares listed on Annex B opposite such Investor’s name and at that time such Acquired Shares will constitute all of the Common Shares  Beneficially Owned by such Investor and such of its Affiliates.

(b)           Such Investor has been duly formed, is validly existing and is in good standing under the laws of its state of organization.  Such Investor has all requisite limited partnership power and authority to execute and deliver this Agreement, to perform its obligations under this Agreement and to consummate the transactions contemplated hereby.

(c)           The execution and delivery by such Investor of this Agreement, the performance by such Investor of its obligations under this Agreement and the consummation by such Investor of the transactions contemplated hereby do not and will not conflict with, violate any provision of, or require the consent or approval of any Person which has not been obtained under, Applicable Law, the organizational documents of such Investor or any contract or agreement to which such Investor is a party.

(d)           The execution, delivery and performance of this Agreement by such Investor have been duly authorized by all necessary limited partnership action on the part of such Investor.  This Agreement has been duly executed and delivered by such Investor and, assuming the due authorization, execution and delivery by each of the other parties hereto, constitutes a legal, valid and binding obligation of such Investor, enforceable against such Investor in accordance with its terms, subject to bankruptcy, insolvency and other laws of general applicability relating to or affecting creditors’ rights and subject to general principles of equity.

(e)           Such Investor:  (i) is acquiring the Acquired Shares for its own account, solely for investment and not with a view toward, or for sale in connection with, any distribution thereof in violation of any federal or state securities or “blue sky” laws, or with any present intention of distributing or selling such Acquired Shares in violation of any such laws, (ii) has such knowledge and experience in financial and business matters and in investments of this type that it is capable of evaluating the merits and risks of its investment in the Acquired Shares and of making an informed investment decision and (iii) is an “accredited investor” within the meaning of Rule 501 of Regulation D under the Securities Act.  Such Investor has requested, received, reviewed and considered all information that such Investor deems relevant in making an informed decision to invest in the Shares and has had an opportunity to discuss the Company’s business, management and financial affairs with its management and also had an opportunity to ask questions of officers of the Company that were answered to such Investor’s satisfaction.  Such Investor understands that the Company is relying on the statements contained herein to establish an exemption from registration under the Securities Act and under state securities laws and acknowledges that the Acquired Shares are not registered under the Securities Act or any

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other Applicable Law and that such shares may not be Transferred except pursuant to the registration provisions of the Securities Act or pursuant to an applicable exemption therefrom.

Section 3.2                      Representations and Warranties of EBF.  EBF hereby represents and warrants to the Company as follows:

(a)           As of the date hereof, EBF does not Beneficially Own, directly or indirectly, any Common Shares or other securities of the Company.

(b)           EBF has been duly formed, is validly existing and is in good standing under the laws of its state of organization.  EBF has all requisite limited partnership power and authority to execute and deliver this Agreement, to perform its obligations under this Agreement and to consummate the transactions contemplated hereby.

(c)           The execution and delivery by EBF of this Agreement, the performance by EBF of its obligations under this Agreement and the consummation by EBF of the transactions contemplated hereby do not and will not conflict with, violate any provision of, or require any consent or approval of any Person which has not been obtained under, Applicable Law, the organizational documents of EBF or any contract or agreement to which EBF is a party.

(d)           The execution, delivery and performance of this Agreement by EBF have been duly authorized by all necessary limited partnership  action on the part of EBF.  This Agreement has been duly executed and delivered by EBF and, assuming the due authorization, execution and delivery by each of the other parties hereto, constitutes a legal, valid and binding obligation of EBF, enforceable against EBF in accordance with its terms, subject to bankruptcy, insolvency and other laws of general applicability relating to or affecting creditors’ rights and subject to general principles of equity.

Section 3.3                      Representations and Warranties of the Company.  The Company hereby represents and warrants to the Investors and EBF as follows:

(a)           The Company is a company duly incorporated, validly existing and in good standing under the laws of Bermuda.  The Company has all requisite power and authority to execute and deliver this Agreement, to perform its obligations under this Agreement and to consummate the transactions contemplated hereby.

(b)           The execution and delivery by the Company of this Agreement, the performance of the obligations of the Company under this Agreement and the consummation by the Company of the transactions contemplated hereby do not and will not conflict with, violate any provision of, or require any consent or approval of any Person under, Applicable Law, the organizational documents of the Company or any contract or agreement to which the Company is a party.

(c)           The execution, delivery and performance of this Agreement by the Company have been duly authorized by all necessary corporate action on the part of the Company. This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by each of the other parties hereto, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its

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terms, subject to bankruptcy, insolvency and other laws of general applicability relating to or affecting creditors’ rights and subject to general principles of equity.

(d)           The Board has approved the Purchase Agreement and the acquisition of the Acquired Shares by the Investors and none of the Investors will be deemed an Interested Person under the Bye-Laws.  Such approval will remain in effect and will not be amended, qualified or rescinded in any respect.

(e)           The Company has taken all necessary action to exempt the acquisition of the Acquired Shares by the Investors and their Affiliates and Associates (as defined in the Rights Agreement) from the provisions of the Rights Agreement and has delivered to First MP and Second MP a true and complete copy of the amendment to the Rights Agreement giving effect to such exemption.  Such exemption will remain in effect and will not be amended, qualified or rescinded in any respect.

(f)           The authorized capital stock of the Company consists of 62,500,000 Common Shares and, as of December 20, 2010:  (i) 37,958,622 Common Shares were issued and outstanding, (ii) 877,689 Common Shares were unissued and reserved for issuance pursuant to options issued to employees of the Company and its subsidiaries, (iii) 990,674 Common Shares were unissued and reserved for issuance pursuant to restricted share units and (iv) 267,850 Common Shares were unissued and reserved for issuance pursuant to performance share units issued to employees of the Company and its subsidiaries.

(g)           True and complete copies of the (i) Company’s Memorandum of Association and all amendments thereto, (ii) Bye-laws, as amended to date, and (iii) the Rights Agreement and the amendment thereto have been delivered to First MP and Second MP.  None of such instruments shall be amended prior to the Closing Date.

(h)           Except as listed on Schedule 3.3(h), the Company is not a party to any agreement granting any other person registration rights.

ARTICLE IV
REGISTRATION

Section 4.1                      Piggyback Registrations.

(a)           Right to Piggyback.  Whenever the Company proposes to register any Common Shares in connection with a Public Offering solely for cash, other than pursuant to a Special Registration, and the registration form to be filed may be used for the registration or qualification for distribution of Registrable Securities, the Company will give prompt written notice to all holders of Registrable Securities of its intention to effect such a registration and, subject to Section 4.1(c), will include in such registration all Registrable Securities that are permitted to be Transferred pursuant to Section 2.1 with respect to which the Company has received written requests for inclusion therein within five (5) Business Days after the date of the Company’s notice (a “Piggyback Registration”).  Any holder of Registrable Securities that has made such a written request may withdraw its Registrable Securities from such Piggyback Registration by giving written notice to the Company and the managing underwriter(s), if any, on or before the fifth Business Day prior to the planned effective date of such Piggyback Registration.  The

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Company may, in its sole discretion, terminate or withdraw any registration under this Section 4.1 prior to the effectiveness of such registration, whether or not any holder of Registrable Securities has elected to include Registrable Securities in such registration and the Company will have no liability to any holder of Registrable Securities in connection with such termination or withdrawal.

(b)           Underwritten Registration.  If the registration referred to in Section 4.1(a) is proposed to be underwritten, the Company will so advise the holders of Registrable Securities.  In such event, the right of any holder of Registrable Securities to registration pursuant to this Section 4.1 will be conditioned upon such holder’s participation in such underwriting and the inclusion of such holder’s Registrable Securities in the underwriting, and upon each such holder of Registrable Securities’ compliance with Section 4.7 of this Agreement.

(c)           Priority on Primary Registrations.  If a Piggyback Registration relates to an underwritten primary offering on behalf of the Company, and the managing underwriter(s) advise the Company that, in their opinion, the number of securities requested to be included in such registration exceeds the number that can be sold without adversely affecting the marketability of such offering within a per share price range acceptable to the Company, the Company will include in such registration or prospectus only such number of securities that in, the opinion of such underwriters, can be sold without adversely affecting the marketability of the offering within the per share price range acceptable to the Company, which securities will be so included in the following order of priority:  (i) first, the number of securities the Company proposes to sell, (ii) second, the number of Registrable Securities of any holders of Registrable Securities who have requested registration of Registrable Securities pursuant to Section 4.1(a), pro rata on the basis of the aggregate number of such securities owned by each such holder of Registrable Securities and (iii) third, any securities requested to be included pursuant to the exercise of other contractual registration rights granted by the Company, pro rata among such holders (if applicable) on the basis of the aggregate number of securities requested to be included by such holders.

Section 4.2                      Shelf Registration.

(a)           Subject to Sections 4.2(b) and 4.4, from and after the six-month anniversary of the Closing Date, Investor shall be entitled to request in writing that the Company file with the Commission a Shelf Registration Statement relating to the offer and sale of all of the Registrable Securities (the “Shelf Registration”) and, upon the receipt of such a written request, the Company will use its reasonable best efforts to cause such a Shelf Registration to be filed and to be declared effective under the Securities Act as soon as possible after filing.  The Company shall amend or supplement such Shelf Registration Statement to include additional Registrable Securities at such time as the Transfer of such Registrable Securities is permitted pursuant to Section 2.1(a).  The Company shall use its reasonable best efforts to cause the Shelf Registration Statement to remain effective, including by filing a replacement Shelf Registration Statement upon the expiration of the original Shelf Registration Statement, until such time as there are no remaining Registrable Securities.  During such time, the Company shall use its reasonable best efforts to amend the Shelf Registration Statement from time to time as requested by the holders of Registrable Securities, in their reasonable discretion, to permit disposition of Registrable

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Securities pursuant thereto in accordance with the preferred method of distribution of Common Shares under the Shelf Registration Statement of such holders.

(b)           The Company may suspend the effectiveness of any Shelf Registration (or decline to file or request effectiveness of a Shelf Registration) for a period not to exceed thirty (30) days in any ninety (90) day period or an aggregate of ninety (90) days in any twelve (12) month period if the Board of the Company shall have determined in good faith that because of valid business reasons (not including avoidance of the Company’s obligations hereunder), including without limitation the acquisition or divestiture of assets, pending corporate developments and similar events, it is in the best interests of the Company to suspend such effectiveness, and prior to such suspension, the Company provides the Investors with written notice of such suspension, which notice need not specify the nature of the event giving rise to such suspension.

Section 4.3                      Demand Registration.

(a)           Requests for Registration. Subject to Section 4.3(b), at any time following the six-month anniversary of the Closing Date if a Shelf Registration Statement is not effective, Investor may request in writing that the Company effect the underwritten registration of all or any part of the Registrable Securities held by such Investor or Investors (a “Registration Request”) (which Registration Request shall specify the number of Registrable Securities intended to be registered).  Promptly after its receipt of any Registration Request, the Company will give written notice of such request to all other holders of Registrable Securities (which notice shall be given in any event within five (5) Business Days of the date on which the Company received the applicable Registration Request) and will use its reasonable best efforts to register, as soon as practicable (and in any event within ninety (90) days of the date of such Registration Request) in accordance with the provisions of this Agreement, all Registrable Securities that have been requested to be registered in the Registration Request or by any other holders of Registrable Securities by written notice to the Company given within ten (10) Business Days after the date the Company has given such holders of Registrable Securities notice of the Registration Request. Any registration requested by an Investor or Investors pursuant to this Section 4.3(a) is referred to in this Agreement as a “Demand Registration.”

(b)           Limitation on Demand Registrations.

(i)           The Company shall not be required to (A) effect more than three (3) Demand Registrations, or (B) effect more than one (1) Demand Registration within any twelve (12) month period. No Demand Registration will count for the purposes of the limitations in this Section 4.3(b) unless the registration has been declared or ordered effective by the Commission and remains continuously effective until the earlier of (x) the date on which all Registrable Securities covered thereby have been sold pursuant to such registration (or if earlier, the first date on which no Registrable Securities remain outstanding) and (y) the close of business on the 180th day after such registration has been declared or ordered effective by the Commission.

(ii)           The Company also shall not be required to effect any Demand Registration if the Company has notified the Investor or Investors making the Registration Request that, in the good faith judgment of the Company, it would be

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materially detrimental to the Company for such registration to be effected at such time, in which event the Company shall have the right to defer such filing for a period of not more than forty-five (45) days after receipt of the request of the Investor or Investors; provided that such right to delay a request pursuant to this Section 4.3(b)(ii) shall be exercised by the Company not more than three times in any twelve (12) month period and not more than ninety (90) days in the aggregate in such twelve (12) month period. If the Company postpones the filing of a prospectus or the effectiveness of a Registration Statement pursuant to this Section 4.3(b)(ii), an Investor or Investors will be entitled to withdraw its or their Registration Request and, if such request is withdrawn, such registration request will not count for the purposes of the limitation set forth in this Section 4.3(b).

(c)           Selection of Underwriters.

(i)           The lead underwriter to administer the offering in connection with any Demand Registration will be chosen by the Investors subject to the prior written consent, not to be unreasonably denied, withheld, conditioned or delayed, of the Company.

(ii)           The right of any holders of Registrable Securities to registration pursuant to this Section 4.3 will be conditioned upon such holders of Registrable Securities complying with Section 4.7 of this Agreement.

(d)           Priority on Demand Registrations. The Company will not include in any Demand Registration pursuant to this Section 4.3 any shares of Common Shares that are not Registrable Securities, without the prior written consent of the Investor who delivered the Registration Request. If the managing underwriter advises the Company that in its reasonable opinion the number of Registrable Securities (and, if permitted hereunder, other shares of Common Shares requested to be included in such offering) exceeds the number of securities that can be sold in such offering without adversely affecting the marketability of the offering (including an adverse effect on the per share offering price), the Company will include in such offering only such number of securities that in the reasonable opinion of such underwriters can be sold without adversely affecting the marketability of the offering (including an adverse effect on the per share offering price), which securities will be so included in the following order of priority: (i) first, Registrable Securities of the Investors, (ii) second, any shares of Common Shares to be sold by the Company and (iii) third, any shares of Common Shares requested to be included pursuant to the exercise of other contractual registration rights granted by the Company pro rata among such holders (if applicable) on the basis of the aggregate number of securities requested to be included by such holders.

Section 4.4                      NYSE Listing and Registration with the Commission.  Nothing in this Article IV shall require the Company to (i) maintain the listing of its Common Shares on the NYSE or (ii) maintain the registration of its Common Shares with the Commission, and the Company’s obligations under this Article IV shall be limited to the extent that the Company’s Common Shares are not listed on the NYSE or registered with the Commission.

Section 4.5                      Registration Procedures.  Subject to Section 4.3(b), whenever the holders of Registrable Securities have requested that any Registrable Securities be registered pursuant to

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Sections 4.1, 4.2 or 4.3 of this Agreement, the Company will use its reasonable best efforts to effect the registration and sale of such Registrable Securities as soon as reasonably practicable in accordance with the intended method of disposition thereof, and pursuant thereto the Company shall use its reasonable best efforts to as expeditiously as reasonably practicable:

(a)           With respect to a Demand Registration or a Piggyback Registration, prepare and file with the Commission a Registration Statement with respect to such Registrable Securities (which, for the avoidance of doubt, may be a Shelf Registration) and use its reasonable best efforts to cause such Registration Statement to become effective, or prepare and file with the Commission a prospectus supplement with respect to such Registrable Securities pursuant to an effective Registration Statement;

(b)           Prepare and file with the Commission such amendments and supplements to the applicable Registration Statement and the prospectus or prospectus supplement used in connection with such Registration Statement as may be necessary to comply with the provisions of the Securities Act with respect to the disposition of all securities covered by such Registration Statement;

(c)           Furnish to the holders of Registrable Securities such number of copies of the applicable Registration Statement and each such amendment and supplement thereto (including in each case all exhibits) and of a prospectus, including a preliminary prospectus, in conformity with the requirements of the Securities Act, and such other documents as they may reasonably request in order to facilitate the disposition of Registrable Securities owned by them;

(d)           Use its reasonable best efforts to register and qualify the securities covered by such Registration Statement under such other securities, “blue sky” or other laws of such jurisdictions as shall be reasonably requested by the holders of Registrable Securities, to keep such registration or qualification in effect for so long as such Registration Statement remains in effect, and to take any other action that may be reasonably necessary to enable such seller to consummate the disposition in such jurisdictions of the securities owned by such holder of Registrable Securities; provided that the Company shall not be required in connection therewith or as a condition thereto to qualify to do business or to file a general consent to service of process in any such states or jurisdictions;

(e)           Enter into customary agreements (including, if permitted hereunder, if the method of distribution is by means of an underwriting, an underwriting agreement in customary form with the managing underwriter(s) of such offering) and take such other actions (including participating in and making documents available for the due diligence review of underwriters if the method of distribution is by means of an underwriting) as are reasonably required in order to facilitate the disposition of such Registrable Securities.  Each holder of Registrable Securities participating in such underwriting shall also enter into and perform its obligations under such underwriting agreement;

(f)           With respect to a Demand Registration, at the reasonable request of the Investor who delivered the Registration Request, cause its senior executives to participate, at the Company’s expense, in customary investor presentations and “road shows” (to be scheduled in a

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collaborative manner so as not to unreasonably interfere with the conduct of the business of the Company);

(g)           Notify each holder of Registrable Securities at any time when a prospectus relating thereto is required to be delivered under the Securities Act of the happening of any event as a result of which the applicable prospectus, as then in effect, includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances then existing (any such defect, a “Material Defect”), promptly upon the executive officers of the Company obtaining actual knowledge of such Material Defect;

(h)           Use its commercially reasonable efforts to furnish to the managing underwriter, if any, (i) an opinion of outside legal counsel representing the Company for the purposes of such registration, in form and substance as is customarily given to underwriters in an underwritten Public Offering, addressed to the underwriters, and (ii) a “comfort letter” from the independent registered public accountants of the Company addressed to underwriters, if any, in form and substance as is customarily given by independent registered public accountants to underwriters in an underwritten Public Offering;

(i)           Give written notice to the holders of Registrable Securities, promptly upon the executive officers of the Company obtaining actual knowledge:

(i)         that any Registration Statement relating to such registrations or any amendment thereto has been filed with the Commission and that such Registration Statement or any post-effective amendment thereto has become effective;

(ii)        of any request by the Commission for amendments or supplements to any Registration Statement filed in connection therewith or the prospectus included therein or for additional information;

(iii)       of the issuance by the Commission of any stop order suspending the effectiveness of any Registration Statement filed in connection therewith or the initiation of any proceedings for that purpose;

(iv)       of the receipt by the Company or its legal counsel of any notification with respect to the suspension of the qualification of the Common Shares for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose; and

(v)        of the happening of any event that requires the Company to make changes in any effective Registration Statement filed in connection therewith or the prospectus related to the Registration Statement in order to make the statements therein not misleading (which notice shall be accompanied by an instruction to suspend the use of the prospectus until the requisite changes have been made).

(j)           Use commercially reasonable efforts to prevent the issuance or obtain the withdrawal of any order suspending the effectiveness of any Registration Statement referred to in Section 4.5(i)(iii) at the earliest practicable time;

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(k)           Upon the executive officers of the Company obtaining actual knowledge of the occurrence of any event contemplated by Section 4.5(i)(v), promptly prepare a post-effective amendment to such Registration Statement or a supplement to the related prospectus or file any other required document so that, as thereafter delivered to the holders of Registrable Securities, the prospectus will not contain an untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.  If the Company notifies the holders of Registrable Securities in accordance with Section 4.5(i)(v) to suspend the use of the prospectus until the requisite changes to the prospectus have been made, then the holders of Registrable Securities shall suspend the use of such prospectus and use their commercially reasonable efforts to return to the Company all hard copies of such prospectus (at the Company’s expense) other than permanent file copies then in such holder’s possession, and the period of effectiveness of such Registration Statement provided for above shall be extended by the number of days from and including the date of the giving of such notice to the date holders of Registrable Securities shall have received such amended or supplemented prospectus pursuant to this Section 4.5(k); and

(l)           Use commercially reasonable efforts to procure the cooperation of the Company’s transfer agent in settling any offering or sale of Registrable Securities, including with respect to the transfer of physical stock certificates into book-entry form in accordance with any procedures reasonably requested by the holders of Registrable Securities or the underwriters.

Section 4.6                      Registration Expenses.  Except as specifically provided herein, all Registration Expenses incurred in connection with any registration, qualification or compliance hereunder shall be borne by the holders of the Acquired Shares proposed to be registered, pro rata on the basis of the aggregate offering or sale price of the Acquired Shares proposed to be  registered.

Section 4.7                      Participation in Underwritten Registrations.  No holder of Registrable Securities may participate in any registration hereunder that is underwritten (whether in connection with a Piggyback Registration, Shelf Registration or Demand Registration) unless such holder (i) agrees to sell its Registrable Securities on the basis provided in any underwriting arrangements reasonably approved by the Company, (ii) completes and executes all questionnaires, powers of attorney, indemnities, underwriting agreements and other documents reasonably required under the terms of such underwriting arrangements and (iii) cooperates with the Company’s reasonable requests in connection with such registration or qualification (it being understood that the Company’s failure to perform its obligations hereunder, which failure is caused by such holder’s failure to so cooperate, will not constitute a breach by the Company of this Agreement).

Section 4.8                      Suspension of Sales.  Upon receipt of written notice from the Company that a Registration Statement, prospectus or prospectus supplement contains or may contain an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading, each holder of Registrable Securities shall forthwith discontinue disposition of Registrable Securities until the holder of Registrable Securities has received copies of a supplemented or amended prospectus or prospectus supplement, or until such holder is advised in writing by the Company that the use of the prospectus and, if applicable, prospectus supplement may be resumed, and, if so directed by the

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Company, such holder shall deliver to the Company (at the Company’s expense) all hard copies, other than permanent file copies then in such holder’s possession, of the prospectus and, if applicable, prospectus supplement covering such Registrable Securities current at the time of receipt of such notice.  The total number of days that any such suspension pursuant to this Section 4.8 may be in effect in any 12-month period shall not exceed ninety (90).

Section 4.9                      Rule 144; Legended Securities.  Subject to Section 4.4, the Company will use its reasonable best efforts to file the reports required to be filed by it under the Securities Act and the Exchange Act and the rules and regulations adopted by the Commission thereunder, with a view to enabling such holder of Registrable Securities to sell shares of Registrable Securities without registration under the Securities Act within the limitation of the exemptions provided by Rule 144 under the Securities Act.  Upon the request of any holder of Registrable Securities, the Company will deliver to such holder a written statement as to whether it has complied with such information requirements.

Section 4.10                      Holdback.  In consideration for the Company agreeing to its obligations under this Agreement, each holder of Registrable Securities agrees that if requested by the underwriter(s) managing any underwritten offering by the Company of Common Shares or any securities convertible into or exchangeable or exercisable for Common Shares, such holder shall (whether or not such holder is participating in such offering) agree not to (other than pursuant to such underwritten offering) Transfer any Common Shares, any other equity securities of the Company or any securities convertible into or exchangeable or exercisable for any equity securities of the Company without the prior written consent of the Company or such underwriters during the period specified by the managing underwriter(s) which period shall not exceed ten (10) days prior or ninety (90) days following any registered offering of such securities by the Company.

Section 4.11                      Delay of Registration; Furnishing Information.

(a)           No holder of Registrable Securities shall have any right to obtain or seek an injunction restraining or otherwise delaying any registration as the result of any controversy that might arise with respect to the interpretation or implementation of Section 4.1.

(b)           No holder of Registrable Securities shall use any free writing prospectus (as defined in Rule 405 under the Securities Act) in connection with the sale of Registrable Securities without the prior written consent of the Company.

ARTICLE V
PREEMPTIVE RIGHTS

Section 5.1                      Preemptive Rights.

(a)           From the Closing Date and until the first date upon which no Investor Designee is entitled hereunder to serve on the Board, in the event the Company proposes to issue Common Shares or any securities exercisable, convertible or exchangeable for shares of its capital stock (collectively, the “Preemptive Securities”), other than (w) pursuant to any employee stock option plan of the Company, (x) pursuant to any merger, share exchange or acquisition, (y) pro rata distributions to all holders of Common Shares (including without limitation stock dividends and

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stock splits) and (z) the issuance of employee stock options and exercise thereof, the Company shall:

(i)           deliver to the Investors written notice setting forth in reasonable detail (A) the terms and provisions of the Preemptive Securities proposed to be issued (the “Proposed Securities”), (B) the price and other terms of the proposed sale of such securities, (C) the amount of such securities proposed to be issued, (D) the proposed closing date and (E) such other information as the Investors may reasonably request in order to evaluate the proposed issuance; and

(ii)           offer to issue to each Investor a portion of the Proposed Securities equivalent to a percentage determined by dividing (x) the number of Acquired Shares Beneficially Owned by such Investor prior to such issuance by (y) the number of Common Shares issued and outstanding at such time.

(b)           The Investors must give notice to the Company of their election to exercise the purchase rights hereunder within ten (10) Business Days after receipt of such notice from the Company.

(c)           Upon the expiration of the offering period described in Section 5.1(b), or if any Investor shall default in paying for or purchasing the Proposed Securities on the terms offered by the Company, the Company shall thereafter be free to sell such Proposed Securities that such Investor has not elected to purchase during the one hundred eighty (180) days following such expiration on terms and conditions no more favorable to the purchasers thereof than those offered to the Investors.  Any Proposed Securities offered or sold by the Company after such 180-day period must be reoffered to the Investors pursuant to this Section 5.1, subject to the terms hereof.

(d)           The election by the Investors not to exercise preemptive rights under this Section 5.1 in any one instance shall not affect their rights (other than in respect of a reduction in their percentage holdings) as to any subsequent proposed issuance.  Any sale of such securities by the Company without first giving the Investors the rights described in this Section 5.1 shall be void and of no force and effect, and the Company shall not register such sale or issuance on the books and records of the Company.

ARTICLE VI
DEFINITIONS

Section 6.1                      Defined Terms.  Capitalized terms when used in this Agreement have the following meanings:

“Acquired Shares” shall have the meaning set forth in the recitals and shall also be deemed to refer to any securities issued in respect of Common Shares received by the Investors pursuant to the Purchase Agreement, or in substitution therefor, in connection with any stock split, dividend or combination, or any reclassification, recapitalization, merger, consolidation, exchange or other similar reorganization.

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“Affiliate” means, with respect to any Person, any Person who directly or indirectly Controls, is Controlled by, or is under common Control with the specified Person.

“Agreement” has the meaning set forth in the preamble.

“Applicable Law” means all applicable provisions of (i) constitutions, statutes, laws, rules, regulations, ordinances, codes or orders of any Governmental Entity and (ii) any orders, decisions, injunctions, judgments, awards, decrees of or agreements with any Governmental Entity.

“Beneficially Own” with respect to any securities shall mean having “beneficial ownership” of such securities (as determined pursuant to Rule 13d-3 under the Exchange Act without giving effect to the 60-day limitation on determining beneficial ownership contained in Rule 13d-3(d)), including pursuant to any agreement, arrangement or understanding, whether or not in writing.

“Board” has the meaning set forth in Section 1.1.

“Business” has the meaning set forth in Section 7.4.

“Business Day” means any day other than a day on which banks are required or authorized to be closed in the City of New York or the country of Bermuda.

“Business Opportunities” has the meaning set forth in Section 7.4.

“Bye-laws” has the meaning set forth in Section 2.1(b).

“Closing” means the closing of the purchase and sale of the Acquired Shares pursuant to the Purchase Agreement.

“Closing Date” means the date on which the Acquired Shares are purchased by the Investors.

“Commission” means the Securities and Exchange Commission or any other federal agency administering the Securities Act or any successor act.

“Common Shares” has the meaning set forth in the recitals.

“Company” has the meaning set forth in the preamble.

“Confidentiality Agreement” means that certain confidentiality agreement, dated as of November 17, 2010, between EBF and the Company.

“Control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

“Controlled Affiliate” means any Affiliate of the specified Person that is, directly or indirectly, Controlled by the specified Person.

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“Demand Registration” has the meaning set forth in Section  4.3(a).

“EBF” has the meaning specified in the preamble.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Extraordinary Transaction” has the meaning set forth in Section 2.2(d).

“Finance Committee” has the meaning set forth in Section 1.1.

“First MP” has the meaning set forth in the preamble.

“First Threshold” has the meaning set forth in Section 1.2(a).

“Governmental Entity” means any foreign, federal or state government, or regulatory or enforcement authority of any such government, or any court, administrative agency or commission or other authority or instrumentality of any such government or any SRO.

“Group” has the meaning assigned to such term in Section 13(d)(3) of the Exchange Act.

“Investment Fund” means any investment fund or separate investment account that is managed by the Investors or any of their respective Affiliates.

“Investor” and “Investors” have the meanings set forth in the preamble.

“Investor Designees” means individuals designated in writing to the Company by the Investors for election or appointment to the Board.

“Investor Director” means an Investor Designee who has been elected or appointed to the Board.

“Investor Percentage Interest” means the percentage calculated by dividing (x) the number of Common Shares that are as of the date of such calculation Beneficially Owned by the Investors, in the aggregate, by (y) the number of Acquired Shares purchased pursuant to the Purchase Agreement.

“Mandatory Public Filings” has the meaning set forth in Section 2.2(o).

“Material Defect” has the meaning set forth in Section 4.5(g).

“Nonpublic Communication” has the meaning set forth in Section 2.2(n).

“Permitted Transferee”  means a Controlled Affiliate of an Investor that remains a Controlled Affiliate of Investor and agrees to be bound by the provisions of this Agreement as if it were an Investor hereunder by the execution of a Joinder, in substantially the form attached hereto as Annex A.

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“Person” means an individual, a partnership, a joint venture, a corporation, a limited liability company, a trust, an unincorporated organization or a government or department or agency thereof.

“PFP” has the meaning set forth in Section 1.2(g).

“Piggyback Registration” has the meaning set forth in Section 4.1(a).

“Preemptive Securities” has the meaning set forth in Section 5.1(a).

“Proposed Securities” has the meaning set forth in Section 5.1(a)(i).

“Public Offering” means a public offering of equity securities of the Company pursuant to an effective Registration Statement under the Securities Act (other than a Special Registration).

“Purchase Agreement” has the meaning set forth in the recitals.

“Register,” “registered” and “registration” shall refer to a registration effected by preparing and filing a Registration Statement in compliance with the Securities Act and applicable rules and regulations thereunder, and the declaration or ordering of effectiveness of such Registration Statement or (ii) filing a prospectus and/or prospectus supplement in respect of an appropriate effective Registration Statement on Form S-3.

“Registrable Securities” means the Acquired Shares held by the Investors provided that the Acquired Shares shall cease to be Registrable Securities when (i) they are sold pursuant to an effective Registration Statement under the Securities Act, (ii) they are sold pursuant to Rule 144 under the Securities Act (or any similar rule then in force), or (iii) they have ceased to be outstanding.

“Registration Request” has the meaning set forth in Section 4.3(a).

“Registration Expenses” means all (i) reasonable expenses incurred by the Company in effecting any registration pursuant to this Agreement, including, all registration and filing fees, Financial Industry Regulatory Authority, Inc. fees, printing expenses, fees and disbursements of counsel for the Company, “blue sky” fees and expenses and expenses of the Company’s independent accountants in connection with any regular or special reviews or audits incident to or required by any such registration and (iii) Selling Expenses.

“Registration Statement” means the prospectus and other documents filed with the Commission to effect a registration under the Securities Act.

“Rights Agreement” means that certain Rights Agreement dated as of May 29, 2009 between the Company and Mellon Investor Services LLC.

“Second MP” has the meaning set forth in the preamble.

“Second Threshold” has the meaning set forth in Section 1.2(a).

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“Securities Act” has the meaning set forth in Section 2.1(e).

“Seller” has the meaning set forth in the recitals.

“Selling Expenses” means all underwriting discounts, selling commissions and transfer taxes applicable to the sale of Registrable Securities hereunder, fees and disbursements of counsel for any holders of any Registration Expenses required by Applicable Law to be paid by a selling shareholder.

“Shelf Registration” has the meaning set forth in Section 4.2(a).

“Shelf Registration Statement” means a Registration Statement on Form S-3 (or any successor or similar provision) or any similar short-form or other appropriate Registration Statement that may be available at such time, in each case for an offering to be made on a continuous or delayed basis pursuant to Rule 415 (or any successor or similar provision) under the Securities Act covering Registrable Securities.  To the extent that the Company is a “well-known seasoned issuer” (as such term is defined in Rule 405 (or any successor or similar rule) of the Securities Act), a “Shelf Registration Statement” shall be deemed to refer to an “automatic shelf Registration Statement,” as such term is defined in Rule 405 (or any successor or similar rule) of the Securities Act.

“Special Registration” means the registration of (i) equity securities and/or options or other rights in respect thereof solely registered on Form S-4 or Form S-8 (or any successor or similar forms) or (ii) shares of equity securities and/or options or other rights in respect thereof to be offered to directors, members of management, employees, consultants or sales agents, distributors or similar representatives of the Company or its direct or indirect subsidiaries or in connection with dividend reinvestment plans.

“Specified Persons” has the meaning set forth in Section 7.4.

“SRO” means (i) any “self regulatory organization” as defined in Section 3(a)(26) of the Exchange Act, or (ii) any other United States or foreign securities exchange, futures exchange, commodities exchange or contract market and (iii) any other securities exchange.

“Standstill Period” has the meaning set forth in Section 2.2(m).

“State Act” has the meaning set forth in Section 2.1(e).

“Transfer” means (i) any direct or indirect sale, assignment, disposition or other transfer, either voluntary or involuntary, of any capital stock or interest in any capital stock or (ii) in respect of any capital stock or interest in any capital stock, to enter into any swap or any other agreement, transaction or series of transactions that hedges or transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of such capital stock or interest in capital stock, whether any such transaction, swap or series of transactions is to be settled by delivery of securities, in cash or otherwise.

Section 6.2                      Terms Generally.  The words “hereby,” “herein,” “hereof,” “hereunder” and words of similar import refer to this Agreement as a whole and not merely to the specific

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section, paragraph or clause in which such word appears.  All references herein to Articles and Sections shall be deemed references to Articles and Sections of this Agreement unless the context shall otherwise require.  The words “include,” “includes” and “including” shall be deemed to be followed by the phrase “without limitation.”  References to “$” or “dollars” mean United States dollars.  The definitions given for terms in this Article VI and elsewhere in this Agreement shall apply equally to both the singular and plural forms of the terms defined.  Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms.  References herein to any agreement (including the Purchase Agreement) shall be deemed references to such agreement as it may be amended, restated or otherwise revised from time to time.

ARTICLE VII
MISCELLANEOUS

Section 7.1                      Term.  This Agreement will be effective as of the date hereof and, except as otherwise set forth herein, will continue in effect thereafter until the earlier of (i) termination of this Agreement by the consent of First MP and Second MP and the Company or their respective successors in interest or (ii) termination of the Purchase Agreement prior to the Closing.

Section 7.2                      No Inconsistent Agreements.  The Company will not hereafter enter into any agreement with respect to its securities that violates the rights granted to the holders of Registrable Securities in this Agreement.

Section 7.3                      Confidentiality.  The Investors and EBF agree (i) to keep confidential all non-public information regarding the Company and its Affiliates received through any Investor Director, and not to disclose or reveal any such information to any Person other than its directors, officers, managers, employees, agents, attorneys, consultants, shareholders, members and owners who need to know such information, and (ii) not to use such non-public information for any purpose other than evaluating or monitoring the investment by the Investors in the Company, and (iii) not to use such non-public information in a manner that is competitive against or otherwise harmful to the Company; provided that nothing herein shall prevent the Investors from disclosing any such information that (A) is or hereafter becomes  part of the public domain without any violation of this Agreement on the part of an Investor; (B) was within an Investor’s possession prior to its being furnished to the Investor by the Investor Director; (C) was or is hereafter received by an Investor or an Investor Director from a third party not known by Investor to be under any obligation of confidentiality to the Company, or (D) is required to be disclosed by Applicable Law (provided that prior to such disclosure, the Investor shall promptly notify the Company of any such disclosure to the extent legally permitted).

Section 7.4                      Investment Opportunities; Conflicts of Interest.  The Company expressly acknowledges and agrees that (a) the Investors and their respective Affiliates (but excluding the Company and its subsidiaries from the definition of Affiliates for purposes of this Section 7.4) and their respective managers, directors, officers, shareholders, partners, members, employees, representatives, and agents (including the Investor Directors) (collectively, the “Specified Persons”) are permitted (i) to have and develop, and may presently or in the future have and develop, investments, transactions, business ventures, contractual, strategic or other business

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relationships, prospective economic advantages or other opportunities (the “Business Opportunities”) in the lines of business conducted by the Company or its subsidiaries (the “Business”) or in businesses that are and may be competitive or complementary with the Business, for their own account or for the account of any Person other than the Company or any of its subsidiaries, and (ii) to direct any such Business Opportunities to any other Person, (b) none of the Specified Persons will be prohibited by virtue of their investments in the Company or his or her service as a Investor Director or otherwise from pursuing and engaging in any such activities, (c) none of the Specified Persons will be obligated to inform or present the Company or any of its subsidiaries or the Board or the board of directors of any of the Company’s subsidiaries of or with any such Business Opportunity, (d) neither the Company or any of its subsidiaries will have or acquire or be entitled to any interest or expectancy or participation (such right to any interest, expectancy or participation, if any, being hereby renounced and waived) in any Business Opportunity as a result of the involvement therein of any of the Specified Persons, and (e) the involvement of any of the Specified Persons in any Business Opportunity will not constitute a conflict of interest, breach of fiduciary duty, or breach of this Agreement by such Persons with respect to the Company or any of its subsidiaries.

Section 7.5                      Investor Actions.  Any action taken by the Investors pursuant to this Agreement shall be by the act of the holders of a majority of the Acquired Shares held by all Investors.

Section 7.6                      Amendments and Waivers.  Except as otherwise provided herein, the provisions of this Agreement may be amended or waived only upon the prior written consent of the Company and the Investors.  No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.  The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Applicable Law.

Section 7.7                      Successors and Assigns.  Except for any assignment by any Investor to any Permitted Transferee, neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto, in whole or in part (whether by operation of law or otherwise), without the prior written consent of the Company and the Investors.  This Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective permitted successors and assigns.  Any attempted assignment in violation of this Section 7.7 shall be void.

Section 7.8                      Severability.  Whenever possible, each provision of this Agreement will be interpreted in such manner as to be effective and valid under Applicable Law, but if any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any Applicable Law or rule in any jurisdiction, such invalidity, illegality or unenforceability will not affect any other provision or the effectiveness or validity of any provision in any other jurisdiction, and this Agreement will be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision had never been contained herein.

Section 7.9                      Counterparts.  This Agreement may be executed in two or more counterparts (including by facsimile or electronic scanned image), all of which shall be

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considered originals and one and the same agreement, and shall become effective when counterparts have been signed by each of the parties and delivered to the other parties, it being understood that each party need not sign the same counterpart.

Section 7.10                      Entire Agreement.  This Agreement (including the documents and the instruments referred to in this Agreement) constitutes the entire agreement and supersedes all prior term sheets, communications, correspondence, discussions, agreements and understandings, both written and oral, between the parties with respect to the subject matter of this Agreement, including the Confidentiality Agreement.

Section 7.11                      Governing Law; Jurisdiction.  This Agreement shall be governed by and construed in accordance with the internal laws of the State of New York applicable to contracts made and wholly performed within such state, without regard to any applicable conflicts of law principles.  The parties hereto agree that any suit, action or proceeding brought by any party to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby shall be brought exclusively in any federal or state court located in the State of New York.  Each of the parties hereto submits to the exclusive jurisdiction of any such court in any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of, or in connection with, this Agreement or the transactions contemplated hereby and hereby irrevocably waives the benefit of jurisdiction derived from present or future domicile or otherwise in such action or proceeding.  Each party hereto irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum.

Section 7.12                      WAIVER OF JURY TRIAL.  EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 7.13                      Specific Performance.  The parties hereto agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof and that the parties shall be entitled to seek injunction or injunctions or other equitable relief to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof in any court set forth in Section 7.11, in addition to any other remedy to which they are entitled at law or in equity.

Section 7.14                      No Third Party Beneficiaries.  Nothing in this Agreement shall confer any rights upon any Person other than the parties hereto and each such party’s respective heirs, successors and permitted assigns, all of whom shall be third party beneficiaries of this Agreement; provided that any Permitted Transferee shall be an intended third party beneficiary hereof.

Section 7.15                      Notices.  All notices and other communications in connection with this Agreement shall be in writing and shall be deemed given if delivered personally, sent via facsimile (with confirmation), mailed by registered or certified mail (return receipt requested) or

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delivered by an express courier (with confirmation) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

If to the Company, to:

Primus Guaranty, Ltd.
Clarendon House
2 Church Street
Hamilton HM 11 Bermuda
Attention:  Secretary

with a copy to:

Primus Asset Management, Inc.
360 Madison Avenue
New York, NY 10017
Attention:  General Counsel
Facsimile:  (212) 697-3731

with a copy (which shall not constitute notice) to:

Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY  10019
Attention:  David E. Shapiro
Facsimile:  (212) 403-2000

If to any Investor or EBF, to it:

c/o EBF & Associates, L.P.
601 Carlson Parkway
Suite 200
Minnetonka, MN 55305
Attention:  Vince Vertin
Facsimile:  (952) 476-7201

with a copy (which shall not constitute notice) to:

EBF & Associates, L.P.
601 Carlson Parkway, Suite 200
Minnetonka, MN  55305
Attention: Mike Sullivan
Facsimile: (952) 476-7201

The remainder of this page intentionally left blank.

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IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement by their authorized representatives as of the date first above written.

PRIMUS GUARANTY, LTD.

By:
Name:  Richard Claiden
Title:    Chief Executive Officer

MERCED PARTNERS LIMITED PARTNERSHIP

By:
       Its Authorized Representative

MERCED PARTNERS III (CAYMAN), L.P.

By:
       Its Authorized Representative

EBF & ASSOCIATES, L.P.

By:
       Its Authorized Representative

[Signature Page to Shareholders Agreement]

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Annex A – Form of Joinder

By execution of this Joinder, the undersigned agrees to become a party to that certain Shareholders Agreement, dated as of December 30, 2010 (the “Agreement”), among Primus Guaranty, Ltd., the Investors and EBF, as defined therein.  By execution of this Joinder, effective as of the date below, the undersigned shall have all the rights, and shall observe all the obligations, of an Investor.

Investor:                      ______________________                                                      (print)

Address for notices:                                                                                                           With copies to:

By:           _______________________________
Name:
Title:
Date:

Accepted and Agreed:

PRIMUS GUARANTY, LTD.

By:           _______________________________
Name:
Title:

[Joinder to Shareholders Agreement]

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Annex B – Investor Ownership

Investor	Number of Shares
Merced Partners Limited Partnership	3,678,071
Merced Partners III (Cayman), L.P.	7,587,929

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Schedule 3.3(h)

Registration Rights Agreement, dated as of October 5, 2004, among Primus Guaranty, Ltd. and the Holders (as defined therein) as amended by First Amendment to Registration Rights Agreement, dated as of January 2006, among Primus Guaranty, Ltd. and the Holders (as defined therein).